[BAKER BOTTS L.L.P. LETTERHEAD]

July 1, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC
Registration Statement on Form S-4
Filed April 29, 2011
File No. 333-173804

Dear Ms. Dickerson:

On behalf of TPC Group LLC (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile dated May 25, 2011.

Please telephone the undersigned at 713.229.1648 with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Michael T. McDonnell
Miguel A. Desdin
Rishi A. Varma
Shannon Weinberg
TPC Group LLC

Dietrich King
Tracey Houser
Jeanne Baker
Pamela Long

United States Securities and Exchange Commission

United States Securities and Exchange Commission

July 1, 2011

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	TPC Group LLC

DATE:	July 1, 2011

RE:	Response to SEC Comments dated May 25, 2011 Registration Statement on Form S-4 Filed April 29, 2011 File No. 333-173804

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated May 25, 2011 relating to the above-referenced filing (the “Registration Statement”) of TPC Group LLC (the “Company”).

We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

General

1.	Please address the comments below in TPC Group Inc.’s future filings, as applicable.

Response: We hereby confirm that we will address the Staff’s comments in TPC Group Inc.’s future filings, to the extent applicable.

2.	We note that you are registering the exchange notes in reliance on our position in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with this letter, we are transmitting electronically the requested supplemental letter in which we state that we are registering the exchange offer in reliance on the SEC’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

United States Securities and Exchange Commission

July 1, 2011

3.	Please confirm that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: We hereby confirm that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424, and that the offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer.

4.	Please amend your registration statement to include the information required by Item 402 of Regulation S-K. Refer to Item 19(a)(7)(ii) of Form S-4.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 113-146.

Prospectus Cover Page

5.	Please disclose the following on the prospectus cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: We have revised the Registration Statement in response to the Staff’s comment to include the disclosure referred to above. Please see the prospectus cover page.

Table of Contents, page i

6.	Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page i and the back cover page of the prospectus.

Market and Industry Data, page ii

7.	We note your statement that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. Please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

Response: We hereby confirm that we have not funded and are not otherwise affiliated with any third-party sources from which information was obtained for use in the Registration Statement.

8.	We note your statements that you have not verified the information referenced in this section and that you cannot guarantee the accuracy or completeness of the information. By including the statements of third parties in the prospectus, you are reasserting the statements that were initially made by the referenced third parties, and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. As such, please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Response: We have revised the Registration Statement in response to the Staff’s comment to remove the statements referred to above. Please see page ii.

Summary Historical Consolidated Financial Data, page 14

9.	Please disclose the dollar amount of the deficiency for fiscal year 2009. Please also revise your disclosure in Exhibit 12.1. Please refer to Instruction 2(A) to Item 503(d) of Regulation S-K for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 15, 50 and Exhibit 12.1.

10.	We note your presentation and discussion and analysis of Adjusted EBITDA on a consolidated basis. We further note your statement, “…it does not represent cash flow from operations.” Since you communicate that you are using these measures as performance measures, it is unclear why you would need to state that the measure does not represent cash flow from operations. In this regard, there is a concern that this disclosure may be interpreted that you considered Adjusted EBITDA to be a liquidity measure. Please either remove this reference or provide a reconciliation of Adjusted EBITDA to net cash flows from operating activities in addition to net income. Please also refer to Item 10(e)(1)(i)(B) of Regulation S-K.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment to remove the references to cash flow from operations. Please see pages 16, 53, F-18 and F-62.

11.	Please disclose the reasons why management believes that presentation of Adjusted EBITDA on a consolidated basis provides useful information to investors about your operating results. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 15, 53, F-18 and F-62.

Risk Factors, page 18

12.	We note your statement, “Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.” Please either remove this limitation on the scope of your risk factors or revise your disclosure to clarify that you have discussed all known material risks.

Response: We have revised the Registration Statement in response to the Staff’s comment to remove the sentence referred to above. Please see page 19.

Our business may be adversely affected by the loss of senior management personnel, page 26

13.	Please revise the last paragraph to discuss the risk, if any, associated with the disclosure in this paragraph.

Response: We have revised the Registration Statement in response to the Staff’s comment to remove the paragraph referred to above. Please see page 27.

The Exchange Offer, page 36

Terms of the Exchange Offer, page 39

14.	Please revise your disclosure to state that you will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 40.

Conditions to the Exchange Offer, page 43

15.	We note that you may determine in your reasonable discretion whether certain offer conditions are satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied. This comment also applies to your letter of transmittal.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 44 and the form of Letter of Transmittal.

Management’s Discussion and Analysis …, page 50

16.	You state, “While commencement of construction would also be contingent upon obtaining required operating permits, we have previously applied for such permits with the appropriate regulatory agencies.” Please clarify whether the permits for which you have applied are for the construction as currently contemplated or for prior construction projects. Please also clarify, if true, that there is no guarantee you will receive the necessary permits. Please also comply with this comment on page 84 in your business section.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 5, 52 and 95.

Results of Operations, page 52

17.	We note that the pricing under your supply and sales contracts are usually linked to a commodity price index. Please provide investors with an analysis of each of the commodity price indices that are materially impacting your revenues and cost of sales for each period presented. This disclosure should provide a clear link to the changes in volumes and pricing of your products and changes in your cost of sales. Please refer to Instruction 1 to Item 303(A) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 57.

18.	We note that Performance Products’ cost of sales as a percentage of segment sales declined to 78% for the six-months ended December 31, 2010. However, the discussion and analysis does not provide investors with an adequate explanation as to why. Please revise. Please refer to Item 303(A) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 62.

19.	We note your discussion of the material margin percentage. Please disclose this percentage for each period presented and provide a specific analysis for each period presented. Please refer to Instruction 1 to Item 303(A) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 58, 62, 66 and 71.

Liquidity and Capital Resources, page 65

20.	We note that the availability under the ABL Revolver is limited to a borrowing base related to your trade accounts receivable and inventory. We further note your disclosure on page F-18 that you have full availability under this facility of $175 million. Please clarify this disclosure either in MD&A or in your footnotes that the $175 million is available without violating any of your covenants, if correct. Otherwise, please disclose the amount available to borrow under the ABL Revolver without violating any covenants.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 77, F-9 and F-38.

21.	We note that you recognized material lower of cost or market adjustments to your inventories during fiscal year 2009. To the extent that a material portion of your inventories that has a market value that is not materially different than the cost and could result in a material adjustment in the future, please quantify the value of the inventory at-risk. Please refer to Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

Response: The material lower-of-cost-or-market (LCM) adjustments recorded at September 30, 2008 and December 31, 2008 (i.e., during the first half of fiscal 2009) resulted from unusual, if not unprecedented, circumstances. In September 2008 we were negatively impacted by Hurricanes Gustav and Ike as well as the onset of the global economic recession. The hurricanes resulted in temporary shutdowns of all three of our plants, as well as longer-term plant shutdowns for certain of our suppliers and customers, which curtailed our sales volume and resulted in high inventory levels at the end of September 2008. A rapid and significant decline in gasoline prices over the latter part of the first quarter resulted in the value of our fuel-related raffinates inventory dropping below cost as of September 30, 2008, which was the primary component of the LCM adjustment of $9.4 million. The magnitude of the adjustment was driven by the high inventory levels described above. The second quarter of fiscal 2009 was negatively impacted by the worsening global economic crisis which resulted in widespread shutdowns and unprecedented erosion of demand across all sectors of the chemical industry. The erosion in demand resulted in a significant and rapid decline in butadiene prices during the fiscal 2009 second quarter, which was the main driver behind the LCM adjustment of $11.6 million as of December 31, 2008.

Our fuel-related raffinates inventory is most susceptible to LCM adjustments for two reasons: (1) they are typically lower margin than our other primary products and (2) their value is directly linked to gasoline prices, which can be somewhat volatile due to seasonal and other factors. The total carrying value of fuel-related raffinates

United States Securities and Exchange Commission

July 1, 2011

inventory at March 31, 2011 (including crude C4 content) was approximately $27 million, or 20% of total inventory value. At March 31, 2011 the carrying value of our raffinates inventory was less than market value and is expected to remain less than market value through the summer driving season, during which time gasoline prices are at their highest levels. The typical time when we are most exposed to an LCM adjustment on fuel products is at the end of the summer driving season when gasoline prices tend to fall – the amount of exposure is based on a combination of the level of inventory we are carrying at the time as well as the magnitude of the decline in gasoline prices. As explained in our current disclosure, this exposure is not eliminated by the index-based pricing in our supply contracts and sales contracts because the effect of using matching indices in both types of contracts is lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Subsequent to the events that occurred in September 2008, we established a formal process by which we continuously monitor our fuel-related inventory levels and the price of gasoline. We have at times since late 2008 entered into forward contracts based on gasoline prices to mitigate our exposure to loss in value of our fuel-related products. Given the factors described above, our existing disclosure regarding our exposure to fluctuations in commodity prices and the speculative nature of any hypothetical quantitative data on the value of inventory at risk, we respectfully submit that further disclosure on the issues described above is not necessary or helpful to investors.

22.	Please explain why there were significantly higher physical inventory volumes as of June 30, 2010.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 81.

Quantitative and Qualitative Disclosures about Market Risk, page 77

23.	For your purchase and sales contract risk on page 78, please provide, to the extent material, either the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a)(1) of Regulation S-K.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 88.

Management, page 95

24.	We note your disclosures in this section identify the directors and executive officers of TPC Group Inc. We further note from the signatures on page II-9 that TPC Group Inc. is the sole member of the company. Please clarify whether any of the directors and executive officers is also a director or executive officer of the company or whether the directors and executive officers perform tasks for the company by virtue of their position with TPC Group Inc., the company’s sole member.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 107-112.

25.	For each director, please discuss the specific qualifications or skills that led to the conclusion that the person should serve as a director. Please also disclose how long each director has served as a director of the company. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 107-112.

Description of Exchange Notes, page 104

Security, page 108

26.	We note the discussion on page 109 regarding collateral of the guarantors and Rule 3-16 of Regulation S-X. Please provide similar disclosure in the “Collateral” section of your prospectus summary on page 10.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 11.

Change of Control, page 116

27.	We note your statement on page 117 that you will comply with the applicable securities laws and regulations in connection with the repurchase of notes pursuant to a change of control. Please specify that this includes Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 166.

Certain Covenants, page 118

Future Guarantors, page 132

28.	To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations as those guarantors would be issuers of securities.

Response: We advise the Staff that to the extent additional subsidiaries are added as guarantors to the notes prior to the expiration of the exchange offer, we will update the Registration Statement as necessary (including updating the facing page, the

United States Securities and Exchange Commission

July 1, 2011

signature pages and the financial statements to reflect the additional guarantors) to register the additional guarantees. We currently do not intend to add additional guarantors. We advise the Staff that if additional subsidiaries become guarantors after the expiration of the exchange offer, no registration of the new guarantees will be required because the holders of the notes would not be making a new investment decision and therefore there would be no sale for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended.

Certain U.S. Federal Income Tax Considerations, page 167

29.	Please remove the word “certain” from this heading and subsequent discussion as well as from the prospectus cover page, the table of contents, and page 9. All material tax considerations should be described.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see the prospectus cover page and pages i, 9 and 216.

Plan of Distribution, page 172

30.	Please include disclosure in this section alerting investors that, if they wish to exchange their original notes in the exchange offer, they must make certain representations as set forth in the prospectus and in the letter of transmittal.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 221.

TPC Group LLC Financial statements, page F-1

Consolidated Statements of Operations and Comprehensive Income, page F-4

31.	We note your disclosure on page F-42 that you provide tolling and similar services. Please confirm to us that the revenues for these services are less than 10% of revenues for each audited period presented. Otherwise, please separately present revenues and cost of sales for tangible products and services. Please refer to Rule 5-03(b)(1) of Regulation S-X for guidance.

Response: We hereby confirm that revenues for tolling and similar services are less than 10% of total revenues for each audited period presented.

32.	We note that cost of sales excludes depreciation and amortization expense. We further note that you have presented a gross profit measure that also excludes depreciation and amortization expense. Please remove the presentation of gross profit and include a parenthetical for cost of sales that clarifies depreciation and amortization expense has been excluded. You must also revise your disclosures throughout the filing, including Selected Financial Data and Management’s Discussion and Analysis. Otherwise, please allocate depreciation and amortization expense to cost of sales and to other operating expenses, respectively. Please refer to ASC 225-10-S99-8 (SAB Topic 11:B) for guidance.

United States Securities and Exchange Commission

July 1, 2011

Response: We have revised the Registration Statement in response to the Staff’s comment to remove any presentation of income before depreciation and amortization, including gross profit, and to clarify that depreciation and amortization has been excluded from cost of sales. Please see pages 14, 50, F-3 and F-24.

Note B – Description of Business, page F-7

33.	Please revise your disclosures to clarify that your supply contracts and sales contracts meet the scope exception to the guidance on accounting for derivative instruments. In this regard, your disclosure should clearly explain how you determined that the pricing link to a commodity price index for your supply contracts and sales contracts meet the definition of clearly and closely related as it pertains to the underlying and the asset being purchased or sold in addition to the other four criteria required to be met. Please refer to ASC 815-10-15-30 –15-34 for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-7 and F-28.

Note C – Significant Accounting Policies, page F-8

5. Inventories, page F-9

34.	Please provide a description of the product exchange agreements you enter into with your suppliers and customers. Please ensure the description explains how these agreements are accounted for in your consolidated financial statements.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 84 and F-29.

7. Property, Plant and Equipment, page F-9

35.	We note that you depreciate property, plant and equipment over estimated useful lives ranging from five to 45 years. This is a broad range of useful lives for these assets. Please revise your disclosure to state the estimated useful lives by major classes of depreciable assets.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 85 and F-30.

12. Revenue Recognition, page F-10

36.	We note your disclosure that you issue invoices and recognize a receivable prior to completing the sales process. Please revise your disclosure and clarify for us

United States Securities and Exchange Commission

July 1, 2011

supplementally how you determined that it is appropriate to recognize a receivable without completion of the sales process including the authoritative literature that supports your accounting.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 86 and F-31. We recognize receivables in advance of the completion of the sale process based on formal contractual arrangements with our customers. We believe our recognition of receivables in the manner described in the revised Significant Accounting Policy disclosure is consistent with general GAAP principles.

Note 23. Subsequent Events, page F-13

37.	Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure. Refer to ASU 2010-09.

Response: ASU 2010-09 removed the requirement for an “SEC filer” to disclose the date through which subsequent events have been evaluated. ASU 2010-09 states that an SEC filer is an entity that is required to file or furnish its financial statements with the SEC. At the April 6, 2010 joint meeting between the SEC Regulations Committee of the Center for Audit Quality and the Staff, the Staff provided the following clarification on whether an entity is required to file or furnish financial statements for purposes of the definition of SEC filer:

There are situations when it is not clear whether an entity is required to file or furnish financial statements with the SEC. For example, an entity may file financial statements with the SEC in an initial registration statement in order to comply with a contractual obligation to register securities, or it may file financial statements with the SEC on Forms 10-K and 10-Q to comply with the requirements of a debt agreement even though the entity has not registered any securities. The Committee asked the SEC staff to provide its views regarding which entities are required to file or furnish financial statements with the SEC.

Steven Jacobs explained that the SEC staff approaches these questions by determining at what point the entity becomes required, by statute or regulation, to file financial statements with the SEC under the periodic reporting requirements of the Exchange Act. For example, in an IPO, Mr. Jacobs stated that a registrant does not become an SEC Filer until its registration statement goes effective because that is the point at which it becomes required by regulation to file or furnish financial statements with the SEC.

Highlights—CAQ SEC Regulations Committee, April 6, 2010 - Joint Meeting with SEC Staff, available at http://www.thecaq.org/resources/secregs/pdfs/highlights/2010_0406_Highlights.pdf.

United States Securities and Exchange Commission

July 1, 2011

In accordance with the Staff’s guidance cited above, because the Registration Statement is not yet effective and TPC Group LLC will not meet the definition of SEC filer until the effective date, we respectfully submit that the Company remains required to disclose the date through which subsequent events have been evaluated pursuant to ASU 2010-09.

Note E – Discussion of Certain Consolidated Statement of Operations and Comprehensive Income Captions, page F-17

1. Asset Impairment, page F-17

38.	Please revise your disclosure to explain why you no longer intended to invest the necessary capital to realize the carrying value of your dehydrogenation assets in the fourth quarter of fiscal year 2009. In this regard, we note that on February 4, 2011, you renewed your interest in at least one of the two idled dehydrogenation units. Please also clarify whether the recognition of the $6 million impairment charge for these assets reduced the carrying value to $0. Finally, please disclose how you estimated the fair value of the dehydrogenation assets. Please refer to the guidance in ASC 820-10-50-5 for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 67, 72 and F-37. Regarding the Staff’s comment on the Company’s renewed interest in the dehydrogenation units, we advise the Staff that the units were initially shut down in conjunction with the startup of our isobutylene processing unit in the first quarter of fiscal 2008. The isobutylene supply contract that was entered into at the same time was subsequently revised as a result of bankruptcy proceedings by the supplier, which resulted in an increase in isobutylene cost sufficient to justify funding the detailed engineering study discussed in the February announcement. The existing assets, if refurbished, could be capable of producing various on-purpose products, including isobutylene, which would provide lower-cost feedstock for our Performance Products segment.

3. Unauthorized Freight Payments, page F-17

39.	Please disclose the total amount of unauthorized payments made to the fictitious vendor to allow investors to understand the context of the $4.7 million in restitution you recognized during fiscal year 2009.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 68, 73 and F-38.

United States Securities and Exchange Commission

July 1, 2011

Note F – Debt, page F-18

1. 8  1/4% Senior Secured Notes, page F-18

40.

We note that your 8  1/4% Senior Secured Notes are jointly and severally guaranteed by all of your material domestic subsidiaries. In accordance with Rule 3-10 of Regulation S-X, you need to include separate financial statements for every guarantor, unless you fall within one of the exceptions provided in paragraphs (b), (c), (d), (e) or (f) of Rule 3-10 of Regulation S-X. It appears that you may meet the exception provided in paragraph (f) of Rule 3-10 of Regulation S-X. Please advise as appropriate. Please note that in lieu of separate financial statements, the financial statements included into the registration statement must include an audited footnote that contains all of the disclosures required by paragraph (f), as well as paragraph (i)(8) of Rule 3-10 of Regulation S-X. To the extent that you meet the exception in Note 1 to paragraph (f) of Rule 3-10 of Regulation S-X, please include in an audited footnote disclosure that the parent company has no independent assets or operations and that any subsidiaries of the parent company other than the subsidiary guarantors are minor, in addition to the information required by paragraph (i)(8) of Rule 3-10 of Regulation S-X.

Response: The Company meets the requirements outlined in paragraph (f) of Rule 3-10 of Regulation S-X for being relieved from providing full financial statements of each of its subsidiary guarantors because (i) each of the subsidiary guarantors is 100% owned by the parent company issuer (TPC Group LLC), (ii) the guarantees are full and unconditional and (iii) the guarantees are joint and several. As noted in the Staff’s comment, the fourth requirement in paragraph (f) to include condensed consolidating financial information is qualified by Note 1 thereto, which allows in lieu of such information a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor.

We advise the Staff that, while TPC Group LLC does have independent assets and operations as defined in paragraph (h)(5) of Rule 3-10, each of the subsidiary guarantors, and all of the subsidiary guarantors as a group, are “minor” as defined in paragraph (h)(6) of Rule 3-10. Paragraph (h)(6) states that a subsidiary is minor if each of its total assets, stockholders’ equity, revenues, income from continuing operations before income taxes, and cash flows from operating activities is less than 3% of the parent company’s corresponding consolidated amount. Note 2 to paragraph (f) explicitly allows omission of condensed consolidating financial information with respect to non-guarantor subsidiaries if those subsidiaries are minor, presumably because information with respect to such subsidiaries would not aid investor understanding. The same logic applies to omission of condensed consolidating information with respect to “minor” subsidiary guarantors on a combined basis.

We have revised the Registration Statement to disclose in an audited footnote that (i) each of the subsidiary guarantors is 100% owned by the Company, (ii) the guarantees are full and unconditional, (iii) the guarantees are joint and several, (iv) the subsidiary

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guarantors are minor, and (v) there are no subsidiaries of the Company other than the subsidiary guarantors. We have also revised the disclosure to state that there are no significant restrictions on the ability of the Company or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan, in accordance with paragraphs (i)(9) and (i)(10) of Rule 3-10. Please see page F-41.

Note K – Commitments and Contingencies, page F-26

2. Legal Matters, page F-27

41.	Please revise your assessment of the materiality of your litigation to include cash flows in addition to your financial condition and results of operations. To the extent that it is probable or reasonably possible that your litigation could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-11 and F-47.

42.	Please revise your disclosure for your contractual arrangements to clarify whether you have recognized reserves for any currently unresolved disputes with your customers. To the extent that it is reasonably possible the settlement of these disputes in excess of reserves could materially impact your operating results, financial condition, and/or cash flows, please disclose the amount or range of reasonably possible loss in excess of reserve. If you are unable to estimate the amount or range, please disclose this fact and provide us a detailed explanation as to why you are unable to make such an estimate. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 87, F-11 and F-48.

4. Environmental and Safety Matters, page F-28

43.	Please revise your assessment of the materiality of the costs to comply with current chemical product safety requirements of REACH to include your cash flows in addition to your operations and financial position. To the extent that it is probable or reasonably possible that your litigation could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 102, F-16 and F-53.

United States Securities and Exchange Commission

July 1, 2011

Note O – Segment Information, page F-39

44.	We note that you have included sales volumes and Adjusted EBITDA for all periods presented on an unaudited basis. It is unclear why you have not provided all of the disclosures required by ASC 280-10-50-22 on an audited basis. Please request that the information be audited by your independent registered public accounting firm and remove the “unaudited” references.

Response: We have revised the Registration Statement in response to the Staff’s comment and have deleted the presentation of sales volumes as it is not required by ASC 280-10-50-22. No additional audit procedures were required in connection with this revision. Please see pages F-19 and F-63.

45.	We note your statement that you do not allocate any of your assets to your reportable segments. It is unclear how your CODM allocates resources to your reportable segments, if the reportable segment’s assets are not allocated accordingly. Please advise. Please refer to ASC 280-10-50-22, which requires disclosure about the total assets for each reportable segment.

Response: Resources have historically been allocated to major capital projects based on the projected return on those individual investments. Thus far, the CODM has not used the invested assets related to the two operating segments as a basis to allocate resources. Because this information is not utilized by management as a basis for allocating resources, we do not believe presentation of such information would be useful to investors. If at some point in the future we consider it relevant to allocate and report assets by segment internally, we will also disclose that information in subsequent filings.

Signatures, page II-9

46.	Please tell us whether TP Capital Corp., Port Neches Fuels, LLC, Texas Butylene Chemical Corporation, and Texas Olefins Domestic-International Sales Corporation have directors. If they do have directors, please have a majority of the directors sign the registration statement in their capacities as directors.

Response: TP Capital Corp., Texas Butylene Chemical Corporation and Texas Olefins Domestic-International Sales Corporation have managers or directors, as applicable. Port Neches Fuels, LLC is managed by the Company, its sole member, and does not have managers or directors. The managers or directors, as applicable, of the entities listed above have executed the Registration Statement in their respective capacities.

Exhibit 5.1

47.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the last sentence of the first paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

United States Securities and Exchange Commission

July 1, 2011

Response: In response to the Staff’s comment, counsel has filed a revised opinion with Amendment No. 1 to the Registration Statement to delete the sentence referred to above.

48.	We note that counsel’s opinion is limited to Texas and Delaware law. Please file a revised opinion in which counsel also opines as to the laws of the State of New York, which govern the notes and guarantees being registered on the Form S-4.

Response: In response to the Staff’s comment, counsel has filed a revised opinion with Amendment No. 1 to the Registration Statement to add the reference to the laws of the State of New York.

49.	We note that counsel’s opinion is limited to certain laws in effect on the date on which the opinion was given. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion. Alternatively, you may simply have counsel amend the current opinion to remove the date qualification.

Response: In response to the Staff’s comment, counsel has filed a revised opinion with Amendment No. 1 to the Registration Statement to state that it is limited to certain laws in effect on the date on which the Registration Statement is declared effective.

Exhibit 99.1

50.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has reviewed the prospectus.

Response: In response to the Staff’s comment, we have filed a revised form of Letter of Transmittal reflecting the requested deletion with Amendment No. 1 to the Registration Statement.

51.	The letter of transmittal states you will provide the exchange agent with oral or written notice of an extension to the exchange offer. Please remove the reference to oral notice as your prospectus does not contemplate such notice.

Response: In response to the Staff’s comment, we have filed a revised form of Letter of Transmittal reflecting the requested deletion with Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

July 1, 2011

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.